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February 14, 2007

VIA EMAIL AND FEDERAL EXPRESS

Ms. Sondra Stokes Securities and Exchange Commission Division of Corporation Finance 100 F Street NE, Mail Stop 3720 Washington, DC 20549

Re:	CBS Corporation

Form 10-K for Fiscal Year Ended December 31, 2005

Filed March 16, 2006

Form 10-Q for the Quarter Ended June 30, 2006

Filed August 8, 2006

File No. 1-09553

Dear Ms. Stokes:

Set forth below is the Company’s response to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Staff’s request for a supplemental submission regarding (i) a statement of the Company’s position with respect to the definition of its Radio operating segment reporting units for purposes of SFAS 142 and (ii) the Company’s conclusion that the CBS Television component of the Television Operating Segment is a separate reporting unit, as defined by paragraph 30 of SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). In addition, at the end of this submission, the Company has provided a summary of the Television Operating Segment information sent to the Staff on January 25, 2007 in connection with the Staff’s analysis of the Company’s reportable segments in accordance with SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information (“SFAS 131”).

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RADIO – SFAS 142

Based on the Company’s discussions with the Staff, the Company has redefined the Radio Operating Segment’s reporting units for purposes of SFAS 142 to be the five geographic regions effective for the year ended December 31, 2006. The Company has disclosed this change in Note 4 to the consolidated financial statements included in its Form 10-K for the year ended December 31, 2006.

As discussed with the Staff, the Company determined that the impact on the Company’s consolidated financial statements would not have been material had the goodwill impairment test under SFAS 142 been performed at the level of the five geographic regions for the years ended December 31, 2005 and 2004.

TELEVISION – SFAS 142

Before presenting the basis for the Company’s conclusion, the Company wanted to respectfully note that this matter has been previously discussed with the Staff. In a teleconference call with the Staff on March 10, 2004, the Company’s conclusion that the CBS Television component is a separate reporting unit, as well as the technical accounting support underlying that conclusion, were discussed in detail. As a result of that teleconference, the Staff, in a letter to the Company dated March 16, 2004, indicated that it did not object to the Company’s conclusion. The Company confirmed this conclusion in a letter to the Staff on March 26, 2004. As a result of that conclusion, the Company has continued to perform its goodwill impairment tests of CBS Television at the CBS Television reporting unit level in fiscal years 2004, 2005 and 2006. The Company respectfully notes that in 2005, it recorded a goodwill impairment charge in the amount of $6.44 billion associated with its CBS Television reporting unit.

The Company respectfully notes, as described in the Company’s October 4, 2006 Response Letter to the Staff, that its Television Operating Segment contained four components in fiscal year 2006: CBS Television, CBS Paramount Television, CSTV and Showtime. These components are considered reporting units as defined by paragraph 30 of SFAS 142.

As requested by the Staff, the following discussion sets forth the basis for the Company’s conclusion that the CBS Television component is a separate reporting unit under SFAS 142.

Overview of CBS Television

The CBS Television reporting unit consists of three inter-related and interdependent divisions, CBS Network (the “Network”), CBS Television Stations, its owned and operated stations (“Stations”), and CBS Enterprises, its secondary television market distribution arm (“Distribution”); together, these divisions function as one business, CBS Television. These divisions interact together in a symbiotic manner to accomplish the common goal of maximizing television advertising and licensing revenues from entertainment, news, and sports programming.

The Network

The Network produces and acquires rights to programming for exhibition on Stations, its owned and operated television stations, and for sale by Distribution, its secondary television market sales arm. The Network also provides network programming to its affiliated television stations (not owned and operated television stations). Stations, as well as Network affiliated stations, exhibit Network programming and the Network earns advertising revenues from the sale of Network advertising spots aired within that programming (the television stations also earn advertising revenue from the sale of other advertising spots within the same programming). CBS Television owns television stations in the 7 largest domestic markets and in 15 of the top 20 domestic markets, and Distribution is the primary distributor of Network programming in the secondary markets. The aggregate advertising revenue derived from exhibition of Network programming on Stations, and the licensing revenue from sales by Distribution of Network programming in the secondary market, comprise the majority of CBS Television’s revenues and profits.

For example, the initial broadcast of a new episode of a Network owned program will first air as part of the Network primetime schedule which is broadcast on the Stations owned and operated television stations, as well as on Network affiliated (not owned and operated) stations. CBS Television will earn advertising revenues from national and local advertisers who pay for advertising spots aired within that programming (both the Network and the Stations earn advertising revenue from that initial exhibition). After the initial airing of that program as part of the Network programming schedule, the episode will subsequently be licensed by Distribution in the secondary television markets for “off-network” airing on television stations (both CBS Television owned and operated television stations as well as other third party television stations) or on cable networks. Distribution will earn a distribution fee for the licensing of the program, and will also earn advertising revenues for advertising spots that it owns (within the programming that is licensed) when such spots are aired in those secondary markets. In addition to the Network advertising revenues earned as part of the initial network airing, CBS Television must also be able to earn the advertising and licensing revenues generated by Stations and Distribution for the Network owned program to be profitable.

The Network relies on Stations to broadcast Network programming in the majority of the major domestic markets to generate advertising revenues; and, the Network also relies on Distribution, which functions as the Network’s primary distribution arm by licensing Network programming in secondary television markets both domestically and internationally. It would not be economically feasible to own and operate a Network without the distribution outlets for its programming and corresponding local, national and international revenue streams that are generated by Stations and Distribution.

Stations

Stations relies on the Network and Distribution to provide it with the programming content from which the majority of its advertising sales are generated. Network programming is aired on the majority of CBS Television’s owned and operated television stations, and as such, is the source from which Stations derives the majority of its local and national advertising revenue. In addition, the Network programming is a critical “lead-in” element to promoting Stations’ local television station content. For example, the Network’s primetime program schedule typically leads into, and promotes, the 11 p.m. local television station news.

Distribution also plays an important role in supplying Stations with first-run syndicated programs, such as Jeopardy!, Wheel of Fortune, The Oprah Winfrey Show, and Dr. Phil, which are owned by third parties, as well as off-network, syndicated Network programs such as Everybody Loves Raymond and CSI.

In summary, the majority of the programming that is supplied to Stations comes from the Network and Distribution and, therefore, the economic success of Stations is directly tied to the quality of the Network programming and other syndicated programming that is supplied to it by the Network and Distribution.

Distribution

Distribution functions as the primary distribution sales arm of Network programming in the secondary market and comprises the licensing revenue product line for CBS Television. Without Distribution’s access to these secondary markets that provide additional revenue streams, it would not be possible for CBS Television to earn a profit on its produced programming, as network programs typically do not earn a profit prior to earning revenues in the secondary television markets. Distribution not only relies on the Network to supply it with Network programming to sell in syndication, but also relies on Stations as a purchaser of both Network and other first-run syndicated programming for which it owns the distribution rights. Having Stations act as a “built in” television station broadcaster has provided Distribution with the ability to widely distribute Network programming as well as certain third party, first-run syndicated programs as described above.

Summary of the Company’s Technical Accounting Position

As mentioned above, the CBS Television component of the Television Operating Segment is a separate reporting unit. The Company’s basis for that conclusion is listed below:

•

The CBS Television component meets the definition of a reporting unit as it is one level below the Television Operating Segment. The three divisions that comprise CBS Television are two levels below the operating segment level and therefore, by definition under paragraph 30 of SFAS 142, cannot be components or reporting units.

•

The three divisions that comprise CBS Television, by themselves, would not constitute businesses, as required by the definition of a reporting unit in paragraph 30 of SFAS 142. The Company utilized the business definition guidance in EITF 98-3, “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business” (“EITF 98-3”) in making this determination.

•

If, notwithstanding the foregoing, the Company were to consider the three divisions of CBS Television to be components, the Company believes that these components would meet the majority of the factors listed in both EITF D-101, “Clarification of Reporting Unit Guidance in Paragraph 30 of FASB Statement No. 142” (“EITF D-101”) and paragraph 17 of SFAS 131, and, as such, the components would be considered similar and combined as one reporting unit.

CBS Television Meets the Definition of a Reporting Unit as it is One Level Below the Television Operating Segment Level

Paragragh 30 of SFAS 142 defines a reporting unit as follows:

“A reporting unit is an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component.”

The Company respectfully notes that the CBS Television component is one level below the Company’s Television Operating Segment. The Company believes that the CBS Television component is a reporting unit because the divisions comprising that component, which are managed together, constitute a business for which discrete financial information is available and regularly reviewed by the Television Segment Manager.

The Network, Stations and Distribution are actually two levels below the operating segment level and, therefore, by definition, would not meet the definition of a component or reporting unit.

The Network, Stations and Distribution Do Not Constitute Businesses on a Separate, Stand-Alone Basis

The Company also considered whether the divisions of CBS Television would constitute reporting units, applying the definition of a reporting unit referenced above as well as the guidance in EITF D-101, to each of the three divisions of CBS Television. These three divisions, individually, would not constitute separate businesses, as that term is contemplated by EITF D-101 and by EITF 98-3. Rather, the Company respectfully maintains that each of the three divisions of CBS Television forms part of the overall CBS Television business rather than being three separate businesses.

The Company does not believe that the existence of discrete financial information for the three divisions of CBS Television (which is regularly reviewed by the Television Segment Manager) undermines the fact that they are not considered three separate businesses. In fact, EITF D-101 states the following:

“The fact that operating information (revenues and expenses) exists for a component of an operating segment does not mean that the component constitutes a business. For example, a component for which operating information is prepared might be a product line or a brand that is part of a business rather than a business itself.”

The CBS Television divisional financial information for the Network, Stations, and Distribution represents summarized information of the Company’s general ledger feeds. These ledger feeds result from the legacy systems that the Company inherited as part of various acquisitions of businesses which now comprise the CBS Television operating segment. The resulting divisional financial information is not meaningful for management purposes, but is rather the outcome of the roll-up of the Company’s consolidation process.

With respect to the analysis of whether or not the three divisions of CBS Television constitute separate businesses, the Company considered the following definition of a business under EITF 98-3:

“A business is a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues. For a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations (emphasis added) after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing outputs to its customers.”

EITF 98-3 also goes on to state the following:

“A transferred set of activities and assets fails the definition of a business if it excludes one or more of the above items (inputs, processes and outputs) such that it is not possible for the set to continue normal operations (emphasis added) and sustain a revenue stream by providing its products and/or services to customers. However, if the excluded item or items are only minor (based on the degree of difficulty and the level of investment necessary to obtain access to or to acquire the missing item(s)), then the transferred set is capable of continuing normal operations and is a business. The assessment of whether excluded items are only minor should be made without regard to the attributes of the transferee and should consider such factors as the uniqueness or scarcity of the missing element, the time frame, the level of effort, and the cost required to obtain the missing element.”

The Company applied the above guidance with respect to the definition of a business to the three divisions of CBS Television as follows:

The Network

The Network is not a self-sustaining business without Stations and Distribution. As explained above, Network programming investments would not be economically feasible without Stations, which provides the Network with a distribution outlet to earn advertising revenues for its programming; and, without Distribution, which provides the Network with a distribution channel to earn secondary television market revenues for the same Network programming in syndication. The Network relies on these two distribution outlets to earn a return on its initial programming investment and, without these revenue streams, the internal rate of return on its programming investments would be negative.

In EITF 98-3 terms, the Network, by itself, or operating solely with affiliated television stations (e.g. not owned and operated stations), would not have the outputs that are essential to obtain sufficient access to advertising and distribution customers and corresponding revenues to enable it to be a self-sustaining business.

Stations

As explained above, the most significant and profitable parts for the Stations broadcast schedule are with respect to the Network programming, as well as the parts in which key first-run and off-network syndicated programming acquired from Distribution are aired. It is the exhibition of programming acquired from the Network and Distribution that drives the majority of Stations advertising revenue. Without the programming that is provided by the Network and Distribution, Stations would lack the inputs necessary to continue its normal operations.

Recognizing that television stations do have the ability to operate independently (e.g., without being affiliated with a broadcast network), the Company considered whether the exclusion of the Network and Distribution programming inputs was only minor, as that term is described in EITF 98-3. Considering that the majority of Stations advertising revenues are earned from programming acquired from the Network and Distribution, the Company has concluded that the excluded inputs would be considered significant, and hence, not minor. As further evidence of that conclusion, the Company considered the uniqueness of the excluded inputs and the time frame and the ability to replace the programming inputs supplied by the Network and Distribution. Because there are only four major domestic broadcast television networks, and the cities in which Stations own its television stations each already contain major network affiliated television stations, it would be virtually impossible to replace the network programming lost in any reasonable time frame. Hence, the hypothetical, unaffiliated (that is, not affiliated with any of the four broadcast networks) Station group would be forced to operate as a group of independent television stations and would need to make significant investments to rebuild its programming line-up from the ground up. It is highly unlikely that many of Stations owned and operated television stations would be able to survive as independent stations.

In summary, without the Network and Distribution supplying Stations with the programming (inputs), it would be impossible for Stations to conduct its normal operations. Accordingly, Stations, if run independently from the Network and Distribution, would not be a business as that term is contemplated in EITF 98-3 because the missing inputs would not be minor.

Distribution

As described above, Distribution relies extensively on Network programming (inputs) and on Stations (outputs), the latter being the customer that purchases Network-owned or first-run syndicated programming, for which Distribution owns the distribution rights. Having access to the Stations owned and operated television stations has facilitated Distribution’s ability to be the exclusive distributor for third party, first-run syndicated programming. In addition, because Distribution is fully integrated as the primary distribution arm for the Network, it lacks many of the key strategic and operational processes that would be necessary for a self-sustaining business. Because of these missing business elements, the Company considers Distribution to be CBS Television’s licensing product line rather than a business itself.

In summary, without (i) the Network to supply it with programming inputs; (ii) Stations to provide it with necessary broadcast carriage to enable access to the advertisers that purchase advertising time within the programming distributed by Distribution (outputs); and, (iii) the necessary processes to conduct normal, self-sustaining operations, Distribution would be unable to continue normal operations and sustain its revenue stream. Accordingly, Distribution, on a stand-alone basis, would not meet the definition of a business as defined by EITF 98-3.

The Network, Stations and Distribution Meet the Majority of the EITF D-101 Similar Criteria

Notwithstanding the two preceding arguments supporting the conclusion that the CBS Television component should be considered a single reporting unit for SFAS 142 purposes, the Company also believes that application of the qualitative factors referenced in EITF D-101 also support the notion that the three divisions of CBS Television (the Network, Stations and Distribution), while not components as defined by SFAS 142, should be combined into one reporting unit. A summary of those factors as they apply to the CBS Television divisions is provided below.

The manner in which an entity operates its business and the nature of those operations

As explained above, the Company clearly operates its CBS Television operations as one inter-related, cohesive business. Each one of the three divisions is heavily reliant on the others, and if these three divisions were operated independently, each would lack the inputs, processes and/or outputs, as described in EITF 98-3, to survive as a self-sustaining business.

Because of the interdependent and inter-related nature of the three divisions of CBS Television, the Company does not allocate revenues and costs among, or attempt to match revenues and costs for, these three divisions. Accordingly, the divisional financial information is not meaningful on a separate, stand-alone basis. Based on these factors, coupled with the fact that EITF D-101 requires a more qualitative assessment in determining similarity, the Company does not believe that it would be meaningful to perform, and it does not perform, a comparative gross margin analysis of the three divisions as described in paragraph 17 of SFAS 131.

Whether goodwill is recoverable from the separate operations of each component business or from two or more component businesses working in concert (which might be the case if the components are economically interdependent)

The Company has set forth throughout this letter, the manner in which the three divisions of CBS Television work in concert and are economically interdependent. There would be essentially no goodwill associated with CBS Television if the three divisions were forced to operate independently of each other. It is also worth noting that the Company acquired CBS Television, which included each of the three current divisions of CBS Television, as part of the overall CBS acquisition in May 2000; hence, the majority of the goodwill currently associated with the Television Operating Segment is a result of that acquisition and embedded in the CBS Television reporting unit. Since its acquisition, the Company has operated the three divisions that comprise CBS Television together as one business entity and one reporting unit. As mentioned above, the Company recorded a $6.44 billion goodwill impairment charge in fiscal year 2005 related to the CBS Television reporting unit.

The extent to which the component businesses share assets and other resources, as might be evidenced by extensive transfer pricing mechanisms

As explained above, Network programming is the most important operating asset of the CBS Television business and generates the majority of CBS Television’s revenues. That programming is used to generate revenues for the Network, Stations and Distribution and is shared by each of the three divisions. In addition, the largest identifiable intangible assets, Stations FCC licenses, benefit the Network and Distribution, in that the licenses provide Stations with the right to broadcast its own programming, as well as that obtained from the Network and Distribution, and the resultant advertising and distribution fee revenue generated from those broadcasts accrue to each of the three divisions accordingly.

Whether the components support and benefit from common research and development projects

The most significant research and development project of the CBS Television business in the past few years has been the digitization of its owned and operated television stations, which has positively impacted each of the three CBS Television divisions. Such initiatives make Network-owned and licensed programming, as well as the programming licensed by Distribution to Stations, more attractive to viewers. All three divisions are benefiting from this digital investment.

The nature of the products and services

The primary operating product used to generate revenues for each of the three CBS Television divisions is television programming.

The nature of the production process

The manner in which the television programming is produced for each of the three divisions is similar.

The type or class of customer for their products and services

The primary customers for CBS Television programming are its advertisers.

If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities

CBS Television is subject to the rules and regulations of the Federal Communications Commission.

Television – SFAS 142 Summary

Based upon the above analysis, the Company has concluded that the three divisions of the CBS Television component, namely the Network, Stations and Distribution, are a single reporting unit under SFAS 142 as these divisions, (i) are two levels below the Television Operating Segment; (ii) represent three parts of one overall CBS Television business, rather than three separate individual businesses; and, (iii) are interdependent divisions that meet the majority of the EITF D-101 qualitative factors that support accounting for CBS Television as one reporting unit. Accordingly, the three divisions that comprise CBS Television do not individually meet the definition of a reporting unit, as defined by paragraph 30 of SFAS 142.

TELEVISION – SFAS 131

On January 16, 2007, the Company held a teleconference meeting with the Staff to discuss the Company’s response letter to the Staff dated November 22, 2006 (the “November 2006 Response Letter”). During this teleconference, the Staff requested that the Company provide the Staff with the Television Operating Segment financial information referenced in the November 2006 Response Letter that is provided to the Company’s Chief Operating Decision Maker (“CODM”). On January 25, 2007, the Company sent to the Staff copies of that information, together with a cover letter (the “January 2007 Cover Letter”) relating thereto. The supplemental information package accompanying the January 2007 Cover Letter included the following Television Operating Segment financial information for review by the Staff:

•	Statement of Operations for the quarter ended September 30, 2006,
•	Statements of Free Cash Flow and Capital Expenditures for the quarter ended September 30, 2006,
•	Schedules of Segment Analysis and Revenues by Type for the quarter ended September 30, 2006,
•	Quarterly Operations Report for the quarter ended September 30, 2006,

•	Annual Budget for 2006 that was sent to the Company’s Board of Directors,
•	Annual Budget Presentation for 2006 which was presented to the Company’s Board of Directors,
•	A sample of a weekly advertising pacing report,
•	A sample of ratings information for select programs,
•	A sample Programming Return on Investment (ROI) and Analysis, and
•	Television Operating Segment Roll-Up Information.

The Company respectfully noted in the January 2007 Cover Letter that the Television Operating Segment information utilized by the CODM to assess performance and make resource allocation decisions is prepared at the Television Operating Segment level. In addition, the Company also noted that the information provided to the Company’s Board of Directors is prepared at the Television Operating Segment level, which is consistent with the information that is regularly provided to the CODM to assess performance and make resource allocation decisions.

The January 2007 Cover Letter further addressed the issue of the utilization of component “roll-up” information for the Television Operating Segment. The Company represented that this component “roll-up” information is not used by the CODM to review performance or make resource allocations for the Television Operating Segment. Consistent with that, the Company respectfully noted that the CODM does not participate in the meetings to review the “roll-up” information and that the “roll-up” information is only provided to the CODM as a courtesy after the Company’s performance has been reviewed and approved by both the CODM and the Company’s Board of Directors. The Company is respectful of the Staff’s views and concerns in this area and, as mentioned in the January 2007 Cover Letter, instituted a change effective December 2006 to exclude the CODM from the Television Operating Segment component “roll-up” information distribution list.

If you have any questions concerning the matters referred to in this letter, please call the undersigned at (212) 848-7325.

Sincerely,

/s/ Stephen T. Giove
Stephen T. Giove

cc:	Leslie Moonves, President and Chief Executive Officer

Fredric G. Reynolds, Executive Vice President and Chief Financial Officer

Susan C. Gordon, Senior Vice President, Controller and Chief Accounting Officer

Louis J. Briskman, Executive Vice President and General Counsel

Charles K. Gifford, Chair of the Audit Committee

Paul Kepple, PricewaterhouseCoopers LLP

Robert Conklin, PricewaterhouseCoopers LLP

Carol Stacey, Securities and Exchange Commission

Kathryn T. Jacobson, Securities and Exchange Commission

Kyle Moffatt, Securities and Exchange Commission